SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Novamerican Steel Inc.

(Name of Issuer)

Warrants

(Title of Class of Securities)

66986M 118

(CUSIP Number)

Gilbert E. Playford

Novamerican Steel Inc.

1050 University Avenue

Norwood, MA 02062

781-762-0123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 66986M 118	13D	Page 2 of 9 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 637,416
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 637,416
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,416
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 118	13D	Page 3 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to warrants (the “Warrants”) to purchase one share of common stock, par value $0.001 per share (the “Common Stock”) per Warrant issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA 02062.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed by Gilbert E. Playford. (“Playford”).
(b)	The business address of Playford is 1050 University Avenue, Norwood, MA 02062.
(c)

Playford indirectly beneficially owns warrants to purchase 238,235 shares of Common Stock owned by the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”), a revocable trust of which Playford’s spouse is the sole trustee, and warrants to purchase 399,181 shares of Common Stock owned by the Gilbert E. Playford Revocable Trust (the “Trust”), a revocable trust of which Playford is the settlor and sole trustee. Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, Playford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Playford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 8, 2008 through August 12, 2008, Playford indirectly acquired warrants to purchase 238,235 shares of Common Stock acquired by the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”), of which Playford’s spouse is the sole trustee, and warrants to purchase 399,181 shares of Common Stock acquired by the Trust. Each of the acquisitions described above was made on the open market at then-prevailing prices ranging from $.60-$.68 per warrant. The Spouse Trust financed the acquisition from funds contributed by Playford’s spouse through the use of her personal funds and the Trust financed the acquisition from funds contributed by Playford through the use of his personal funds. See Item 5 below.

CUSIP No. 66986M 118	13D	Page 4 of 9 Pages

Item 4.	Purpose of Transaction.

                Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying Warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

                As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 637,416 Warrants, over which he has shared voting and shared dispositive power, through the ownership of such Warrants by the Trust and the Spouse Trust, as more fully described in Item 2(c) and Item 3 above. The 637,416 Warrants beneficially owned by Playford represent 5.4% of the issued and outstanding Warrants, based on 11,740,625 warrants issued and outstanding at August 12, 2008.

The following sets forth certain information regarding all transactions in the Warrants that were effected by Playford during the past sixty days:

CUSIP No. 66986M 118	13D	Page 5 of 9 Pages

Entity	Date	Amount Sold	Price Per Share	Where and How Effected
Spouse Trust	08/08/2008	150,000 warrants	$.60	Open Market Purchase
Spouse Trust	08/12/2008	88,235 warrants	$.68	Open Market Purchase
Trust	08/11/2008	22,083 warrants	$.66	Open Market Purchase
Trust	08/11/2008	917 warrants	$.60	Open Market Purchase
Trust	08/11/2008	3,000 warrants	$.64	Open Market Purchase
Trust	08/12/2008	1,650 warrants	$.63	Open Market Purchase
Trust	08/12/2008	35,000 warrants	$.66	Open Market Purchase
Trust	08/12/2008	336,531 warrants	$.68	Open Market Purchase

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
24.1	Power of Attorney.

CUSIP No. 66986M 118	13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2008	/s/ Karen G. Narwold
Name: Karen G. Narwold Title: Attorney-in-Fact

CUSIP No. 66986M 118	13D	Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description
24.1	Power of Attorney.